
Mail Stop 4561

October 5, 2015

David Evans
President
Pacman Media Inc.
483 Green Lanes
London, N134BS
England, U.K

> **Re: Pacman Media Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 15, 2015**
> **File No. 333-202771**

Dear Mr. Evans:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, references to prior comments are to those issued in our letter dated August 10, 2015.

General

1.   Please amend your registration statement to update your financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

2.   Please revise to provide the disclosure required by Item 404(d) of Regulation S-K.

Summary

The Offering, page 7

3.   We have reviewed your response to prior comment 3; however, we note your disclosure that the amount of net proceeds—if all of the shares are sold—that may be received from this offering is inconsistent with the offering costs listed on page 86. Please revise the net amount so that it reflects the deduction of offering costs.

Financial Statements

4.   We note your response to prior comment 10 and your revised financial statements. However, your statement of operations on page 60 continues to refer to the year ended October 31, 2013. Please revise to include the period September 25, 2013 (inception) to October 31, 2013 rather than the year ended October 31, 2013. Also, revise the periods presented in your statement of cash flows to conform to the periods presented in your statement of operations. Further, the periods covered in the Report of Independent Registered Public Accountant do not include all periods included in your financial statements. That is, it does not reference the balance sheets as of October 31, 2014 and 2013, and the statements of income, changes in stockholders' equity and cash flows for the year ended October 31, 2014, the period September 25, 2013 (inception) to October 31, 2013, and the period September 35, 2013 (inception) to October 31, 2014. Please revise.

5.   Clarify why the financial statements starting on page 68 are necessary. Further, clarify why you include the period November 1, 2013 (Inception) to October 31, 2014 when it does not appear that November 1, 2013 was your inception date.

Part II

Other Expenses Of Issuance And Distribution, page 86

6.   You indicate that the expenses associated with the offering are dependent upon whether all of the shares are sold; however, it appears your offering expenses are fixed. Please revise your disclosure accordingly or advise.

Exhibits 15 and 23.1

7.   We note your response to prior comment 11 and we reissue our comment. Please have your independent registered public accountant update the date of its consent relating to its audit report prior to effectiveness of the registration statement. The consent should be included as Exhibit 23.1. In addition, to the extent you include a review report in your filing, have your independent registered public accountant revise the wording of its acknowledgment letter relating to its review report to conform to the requirements of Item 601(b)(15) of Regulation S-K and Securities Act Rule 436. The letter should be

included as Exhibit 15 and should state that your independent registered public accountant is aware of the inclusion in the registration statement of its report dated June 13, 2015 relating to the unaudited financial statements for the six months ended April 30, 2015, and it is also aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act. When you update your financial statements pursuant to comment 1 above, please make conforming changes to the acknowledgment letter.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3457, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Jill Arlene Robbins, Esq.
        Jill Arlene Robbins, P.A.